Mail Stop 4561

September 11, 2008

VIA U.S. MAIL AND FAX (516) 684-4922

Mr. Patrick J. Callan, Jr.
President and Chief Executive Officer
One Liberty Properties, Inc.
60 Cutter Mill Road, Suite 303
Great Neck, New York 11021

> **Re:** **One Liberty Properties, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 001-09279**

Dear Mr. Callan:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 2. Properties, page 16

1. In future filings, please disclose your average annual rental per square foot on a portfolio basis for the most recently completed fiscal year.

Consolidated Statements of Cash Flows, page F-6

2. Please tell us how you determined it was appropriate to recognize the distributions of earnings from unconsolidated joint ventures during 2006 as cash flows from operating activities. It appears that these earnings relate to proceeds from the sale of assets, which would be a cash flow from investing activities. Refer to the

AICPA's Technical Questions and Answers, Section 1300: Statement of Cash Flows. Also, see paragraph 87 of SFAS 95.

Schedule 14A filed April 29, 2008

Director Compensation – 2007, page 9

3.   Please explain the differences in the amount of stock awards given to the directors. For example, we note that Jeffrey Gould received 3,000 shares of restricted stock on February 28, 2007, while other officers received 2,250 and 1,250 on the same date. Please provide this disclosure in future filings in accordance with Item 402(k)(3) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486. Please contact Stacie Gorman at (202) 551-35854 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief